[McMoRan Exploration Co. Letterhead]

May 23, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

RE:    McMoRan Exploration Co.
Registration Statement on Form S-3
Registration No. 333-121779

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effectiveness of the above-captioned Registration Statement No. 333-121779 be accelerated so that it will become effective at 5:00 p.m., District of Columbia time, on Wednesday, May 25, 2005, or as soon thereafter as practicable.

Very truly yours,

McMoRan EXPLORATION CO.

By: /s/ Kathleen L. Quirk
Kathleen L. Quirk
Senior Vice President & Treasurer